Exhibit 99.1

April 22, 2025

Cash Distribution Resulting from the Sale of Rights

Graphex Group Limited	BNY HAS ESTABLISHED THE FOLLOWING DATES FOR THIS CORPORATE ACTION:

DR CUSIP: 38867H203	DR Record Date:	May 05, 2025
DR ISIN: US38867H2031 DR Ticker Symbol: GRFX Ratio (DRs:Underlying Shares): 1:20	DR Payment Date: Foreign Exchange Rate: Gross Rate per DR: Depositary Fee per DR: Net Rate per DR:	May 12, 2025 7.7719 $0.001847 $0.000369 $0.001478

Foreign currency transaction was executed by BNY or its Affiliates.

Graphex Group Limited announced a distribution of rights to its Ordinary shareholders. The rights were allocated as follows: 3 right(s) were issued for every 1 Ordinary share(s) held as of the local record date of Mar 28, 2025.

The Graphex Group Limited rights were not registered under the United States Securities Act of 1933, therefore we were not permitted to pass the rights on to the holders of Depositary Receipts (“DRs”). As a result, BNY has sold the rights in the local market and the proceeds received from the sale will be distributed to the DR holders of Graphex Group Limited.

To learn more about DRs, please contact DRBrokerSolutions@bnymellon.com or visit our website at adrbny.com.

PLEASE SEE INVESTOR DISCLOSURE ON LAST PAGE.

Corporate Action Notice

April 22, 2025

Investor Disclosure

This notice and the information and data provided herein are provided for general informational purposes only. BNY does not warrant or guarantee the accuracy, timeliness or completeness of any such information or data. BNY does not undertake any obligation to update or amend this notice or any information or data, and may change, update or amend this notice or any information or data at any time without prior notice.

BNY provides no advice, recommendation or endorsement with respect to any company or securities. No information or data is intended to provide legal, tax, accounting, investment, financial, trading or other advice on any matter, and is not to be used as such. We expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon this notice or any information or data, including market value loss on the sale or purchase of securities or other instruments or obligations.

Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

BNY collects fees from DR holders pursuant to the terms and conditions of the DRs and any deposit agreement under which they are issued. From time to time, BNY may make payments to an issuer to reimburse and/or share revenue from the fees collected from DR holders, or waive fees and expenses to an issuer for services provided, generally related to costs and expenses arising out of establishment and maintenance of the DR program. BNY may pay a rebate to brokers in connection with unsponsored DR issuances; brokers may or may not disclose or pass back some or all of such rebate to the DR investor. BNY may also use brokers, dealers or other service providers that are affiliates and that may earn or share fees and commissions.

BNY may execute DR foreign currency transactions itself or through its affiliates, or the Custodian or the underlying Company may execute foreign currency transactions and pay US dollars to BNY. In those instances where it executes DR foreign currency transactions itself or through its affiliates, BNY acts as principal counterparty and not as agent, advisor, broker or fiduciary. In such cases, BNY has no obligation to obtain the most favorable exchange rate, makes no representation that the rate is a favorable rate and will not be liable for any direct or indirect losses associated with the rate. BNY earns and retains revenue on its executed foreign currency transactions based on, among other things, the difference between the rate it assigns to the transaction and the rate that it pays and receives for purchases and sales of currencies when buying or selling foreign currency for its own account. The methodology used by BNY to determine DR conversion rates is available to registered Owners upon request or can be accessed at https://www.adrbny.com/content/dam/adr/documents/fees-and-disclosures-pdf/drs_foreign_exchange_pricing_disclosure.pdf.

In those instances where BNY’s Custodian executes DR foreign currency transactions, the Custodian has no obligation to obtain the most favorable exchange rate or to ensure that the method by which the rate will be determined will be the most favorable rate, and BNY makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, BNY may receive dividends and other distributions from an issuer of securities underlying DRs in

U.S. dollars rather than in a foreign currency. In such cases, BNY will not engage in or be responsible for any foreign currency transactions and it makes no representation that the rate obtained by an issuer is the most favorable rate and it will not be liable for any direct or indirect losses associated with the rate.

This notice or any excerpt of this notice may not be copied or reproduced without the prior express written consent of BNY.

BNY is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK).

BNY’s name, brand and/or trademarks may not be used, copied or reproduced without the prior express written consent of BNY.

DEPOSITARY RECEIPTS ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, AND ARE NOT GUARANTEED BY, BNY AND ARE SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

Page 2 of 2